Filed pursuant to Rule 433

Registration File No. 333-226322

Relating to the

Preliminary Prospectus Supplement

dated October 11, 2018

(To Prospectus dated August 3, 2018)

PRICING TERM SHEET

October 11, 2018

Verastem, Inc.

Offering of

$150,000,000 Aggregate Principal Amount of

5.00% Convertible Senior Notes due 2048

The information in this pricing term sheet supplements Verastem, Inc.’s preliminary prospectus supplement, dated October 11, 2018 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement.  As used in this pricing term sheet, “we,” “our” and “us” refer to Verastem, Inc. and not to its subsidiary.

Issuer	Verastem, Inc.

Ticker / Exchange for Common Stock	VSTM / NASDAQ Global Market (“NASDAQ”).

Trade Date	October 12, 2018.

Settlement Date

October 17, 2018, which is the fourth business day after the date of this pricing term sheet. Currently, trades in the secondary market for convertible notes ordinarily settle two business days after the date of execution, unless the parties to the trade agree otherwise. Accordingly, investors in this offering who wish to sell their Notes before the second business day preceding the Settlement Date must specify an alternate settlement arrangement at the time of the trade to prevent a failed settlement. Those investors should consult their advisors.

Notes	5.00% convertible senior notes due 2048 (the “Notes”).

Principal Amount	$150,000,000 aggregate principal amount of Notes.

Offering Price	100% of the principal amount of the Notes, plus accrued interest,

if any, from the Settlement Date.

Placement Agent Fees	2.50% of principal amount.

Maturity	November 1, 2048, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	5.00% per annum.

Interest Payment Dates	May 1 and November 1 of each year, beginning on May 1, 2019.

Record Dates	April 15 and October 15.

Last Reported Sale Price per Share of Common Stock on NASDAQ on October 11, 2018	$6.23.

Conversion Premium	Approximately 15% above the Last Reported Sale Price per Share of Common Stock on NASDAQ on October 11, 2018.

Initial Conversion Price	Approximately $7.16 per share of our common stock.

Initial Conversion Rate	139.5771 shares of our common stock per $1,000 principal amount of Notes.

Mandatory Conversion

We will have the right, exercisable at our election, to cause all Notes then outstanding to be automatically converted in certain circumstances, but only if the “daily VWAP” per share of our common stock equals or exceeds 130% of the conversion price on each of at least 20 “VWAP trading days” (each, as defined in the Preliminary Prospectus Supplement), whether or not consecutive, during any 30 consecutive VWAP trading day period commencing on or after the date we first issue the Notes. See “Description of Notes—Conversion Rights—Issuer’s Mandatory Conversion Option” in the Preliminary Prospectus Supplement.

Optional Redemption

The Notes will be redeemable, in whole or in part, at our option at any time, and from time to time, on or after November 1, 2022, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of a holder of any Note at the close of business on a Record Date to receive the related interest payment on the corresponding Interest Payment Date). See “Description of Notes—

Redemption and Repurchase—Right to Redeem” in the Preliminary Prospectus Supplement.

Repurchase at the Option of Noteholders Upon Specified Dates

Unless we have previously called all outstanding Notes for redemption, noteholders may require us to repurchase their Notes on each of November 1, 2023, November 1, 2028, November 1, 2033, November 1, 2038 and November 1, 2043 (or, if any such date is not a business day, on the next business day), at a cash repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable optional repurchase date (subject to the right of a holder of any Note at the close of business on a Record Date to receive the related interest payment on the corresponding Interest Payment Date). See “Description of Notes—Redemption and Repurchase—Repurchase at Option of Noteholders Upon Specified Dates” in the Preliminary Prospectus Supplement.

Repurchase at the Option of the Noteholders after a Fundamental Change

If a “fundamental change” (as defined in the Preliminary Prospectus Supplement) occurs, then noteholders may require us to repurchase their Notes at a cash repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date (subject to the right of a holder of any Note at the close of business on a Record Date to receive the related interest payment on the corresponding Interest Payment Date). See “Description of Notes—Redemption and Repurchase—Repurchase at Option of Noteholders Upon a Fundamental Change” in the Preliminary Prospectus Supplement.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $145.4 million, after deducting estimated fees and our estimated offering expenses. We intend to use the net proceeds from this offering for the continued clinical development of COPIKTRA and our other lead product candidates, and the balance to fund working capital, capital expenditures and other general corporate purposes, which may include the acquisition or in-license of additional compounds, product candidates or technology. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Sole Placement Agent	Lazard Frères & Co. LLC

CUSIP / ISIN Numbers	92337C AA2 / US92337CAA27.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change

If a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurs on or before November 1, 2022 and the conversion date for the conversion of a Note occurs during the related “make-whole fundamental change conversion period” (as defined in the Preliminary Prospectus Supplement), then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the effective date and the stock price of such make-whole fundamental change:

	Stock Price
Effective Date	$6.23	$6.75	$7.16	$8.00	$9.31	$11.00
October 17, 2018	20.9365	20.9365	18.4064	11.2738	3.2707	0.0000
November 1, 2019	20.9365	20.9365	17.2430	10.4538	2.9023	0.0000
November 1, 2020	20.9365	19.5319	15.5056	9.1688	2.4909	0.0000
November 1, 2021	20.9365	15.9793	11.9930	6.4538	1.6187	0.0000
November 1, 2022	20.9365	8.5710	0.0000	0.0000	0.0000	0.0000

If such effective date or stock price is not set forth in the table above, then:

•                  if such stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, then the number of additional shares will be determined by a straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table and the earlier and later effective dates in the table above, as applicable, based on a 365- or 366-day year, as applicable; and

•                  if the stock price is greater than $11.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $6.23 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 160.5136 shares of our common stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

Verastem, Inc. has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents that Verastem, Inc. has filed with the SEC for more complete information about Verastem, Inc. and the offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the placement agent will arrange to send you the preliminary prospectus supplement (and, when available, the final prospectus supplement) and the accompanying prospectus if you request it by calling Lazard Frères & Co. LLC toll-free at (800) 445-9522.

The information in this pricing term sheet does not purport to be a complete description of the Notes or the offering.  You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this pricing term sheet, and the accompanying prospectus in making an investment decision with respect to the Notes.

None of this pricing term sheet, the Preliminary Prospectus Supplement or the accompanying prospectus constitutes an offer to sell or a solicitation of an offer to buy any Notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.